Exhibit 99.1

CONSULTING AGREEMENT

This CONSULTING AGREEMENT is made as of September 20, 2010 (the “Effective Date”), by and between CHINA SUN GROUP HIGH-TECH CO., a Delaware corporation having executive offices at 1 Hutan Street, Zhongshan District Dalian, People’s Republic of China (the “Company”), and Sasan S. Toghraie, doing business at 8491 Sunset Boulevard, Ste 368, Los Angeles, CA 90069 (the “Consultant”).

WITNESSETH:

WHEREAS, the Company requires the Services as defined and set forth herein;

            WHEREAS, Consultant is qualified to provide the Company with the Services and is desirous to perform such Services for the Company; and

            WHEREAS, the Company's management has determined that it would be in the best interest of the Company to contract with the Consultant regarding the provision of the Services and compensate Consultant in accordance with the terms herein; and

            NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained the Company and the Consultant hereby agree as follows:

1. Term.  The term of this Agreement shall commence on the Effective Date and expire September 20, 2011 (the “Term”).

2. Consulting Services.  The Company hereby retains the Consultant, and the Consultant agrees, to render to the Company the below described consulting and advisory services (collectively, the “Services”) during the Term, from time to time, and as the Chief Executive Officer of the Company may reasonably request:

2.1. Advise internal management and provide strategic planning regarding organizational and corporate structure, development of business opportunities and overall business analysis; and

2.2. Identify, evaluate and, as needed, assist in the structuring, negotiation and closing of joint ventures, strategic alliances and business acquisitions.

Consultant shall not be required to expend any minimum number of hours hereunder and the rendering of all consulting services shall be subject in priority to Consultant's own business interests.  The Company understands that Consultant's efforts on behalf of his other interests are the sole and separate property of Consultant.  The Services shall be limited to making recommendations and offering advice to the Company's officers, directors and other key Company personnel.  The Company shall be entitled in its sole discretion to accept or reject Consultant’s recommendations.  Under no circumstances shall Consultant be responsible for making any decisions on behalf of the Company.

3. Consulting Fees.  In consideration for (i) the availability of Consultant to render the Services, (ii) the Services to be rendered by Consultant during the Term, and (iii) the other provisions of this Agreement, within ten (10) days of the Effective Date, Consultant shall be issued and shall receive One Million One Hundred Thousand (1,100,000) free trading shares of the Company's common stock registered on Form S-8.  All compensation delivered and paid to Consultant pursuant to this Agreement shall be deemed completely earned, due, payable and non-assessable as of the date the compensation is tendered to Consultant by the Company or the Company's transfer agent.  Once compensation is tendered to Consultant, there shall be no refunds or diminishment of the same regardless of any event.

4. Expenses.  Upon submission of proper vouchers or other similar evidence of expenditures, the Company shall, upon request by Consultant, reimburse Consultant for all reasonable travel and out-of-pocket expenses incurred by Consultant in connection with services requested and rendered hereunder.  All expense items require the prior approval of the Company.

5. Representations And Warranties Of Company.  The Company hereby represents, warrants and agrees as follows:

5.1. This Agreement has been authorized, executed and delivered by the Company and, when executed by the Consultant will constitute the valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

5.2. All financial statements, audited and unaudited (including the notes thereto) provided to Consultant, including the audited financial statements for fiscal year ended May 31, 2010 (the “ Financial Statements”), will present fairly the financial position of the Company as of the dates indicated and the results of operations and cash flows of the Company for the periods specified.  Such Financial Statements will be prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved except as otherwise stated therein.

5.3. The Company is validly organized, existing and with active status under the laws the State of Delaware.

5.4. The securities to be issued to Consultant have all been authorized for issuance and when issued, delivered and tendered to the Consultant by the Company will be validly issued, fully paid and non-assessable.

5.5. Since date of the most recent of the Financial Statements, there has not been any (A) material adverse change in the business, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company, (B) transaction that is material to the Company, except transactions in the ordinary course of business, (C) obligation that is material to the Company, direct or contingent, incurred by the Company, except obligations incurred in the ordinary course of business, (D) change that is material to the Company or in the common shares or outstanding indebtedness of the Company, or (E) dividend or distribution of any kind declared, paid, or made in respect of the common shares.

5.6. The Company shall be deemed to have been made a continuing representation of the accuracy of any and all facts, material information and data which it supplies to Consultant and acknowledges its awareness that Consultant will rely on such continuing representation in disseminating such information and otherwise performing its advisory functions.  Consultant, in the absence of notice in writing from the Company, will rely on the continuing accuracy of material, information and data supplied by the Company.

6. Status Of Work Product And Other Property.  Upon expiration of this Agreement and/or termination of this Agreement (or at any time upon request by the Company), Consultant will immediately return to the Company all Company property (including but not limited to all documents, electronic files/records, keys, records, computer disks, or other tangible or intangible things that relate to or otherwise constitute confidential information or trade secrets (as defined by applicable law) that Consultant used, possessed, or maintained while in the employ of the Company.  This provision does not apply to personal documents of Consultant.

7. Indemnification.  The Company agrees to indemnify the Consultant and hold it harmless against any losses, claims, damages or liabilities incurred by the Consultant, in connection with, or relating in any manner, directly or indirectly, to the Consultant rendering the Services in accordance with the Agreement, unless it is determined by a court of competent jurisdiction in a final non-appealable decision that such losses, claims, damages or liabilities arose out of the Consultant's breach of this Agreement, sole negligence, gross negligence, willful misconduct, dishonesty, fraud or violation of any applicable law.  Additionally, the Company agrees to reimburse the Consultant immediately for any and all expenses, including, without limitation, attorney fees, incurred by the Consultant in connection with investigating, preparing to defend or defending, or otherwise being involved in, any lawsuits, claims or other proceedings arising out of or in connection with or relating in any manner, directly or indirectly, to the rendering of any Services by the Consultant in accordance with the Agreement (as defendant, nonparty, or in any other capacity other than as a plaintiff, including, without limitation, as a party in an interpleader action).  The Company further agrees that the indemnification and reimbursement commitments set forth in this paragraph shall extend to any controlling person, strategic alliance, partner, member, shareholder, director, officer, employee, agent or subcontractor of the Consultant and their heirs, legal representatives, successors and assigns. The provisions set forth in this Section shall survive any termination of this Agreement.

8. Compliance With Securities Laws.  The Company understands that any and all compensation outlined in this Agreement shall be paid solely and exclusively as consideration for the Services rendered by Consultant as an independent contractor.  The parties performing the services outlined in this Agreement are natural persons and shall only provide advisory services internally to the Company.  Consultant's engagement does not involve the marketing of any Company securities and the securities being issued as compensation for the Services pursuant to this Agreement and/or monies due hereunder are not related to any offer or sale of securities in a capital raising event or to directly or indirectly maintain or promote a market for the securities of the Company.

9. Miscellaneous.

9.1. Independent Contractor.  The Services rendered by Consultant to the Company pursuant to this Agreement shall be as an independent contractor, and the Consultant shall not be an employee, agent, or legal representative of the Company for any purpose whatsoever, including without limitation, participation in any benefits or privileges given or extended by the Company to its employees.  No right or authority is granted to Consultant to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the Company, expect as may be set forth herein.  The Company shall not withhold for Consultant any federal or state taxes from the amounts to be paid to Consultant  hereunder, and Consultant agrees that he will pay all taxes due on such amounts.

9.2. Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m.  (Los Angeles City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a business day or later than 6:30 p.m. (Los Angeles time) on any business day, (c) the business day following the date of mailing, if sent by U.S.  nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given, if sent by any means other than facsimile.  The address for such notices and communications shall be as first set forth above or such other address as may be designated in writing hereafter, in the same manner, by such person.

9.3. Assignability.  This Agreement shall inure to the benefit of and be binding upon the parties, their successors and permitted assigns.  The Company may not assign this Agreement or its rights or obligations hereunder without the prior written consent of Consultant.

9.4. Severability.  If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect.  If any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.  If any compensation provision is deemed unenforceable or illegal, then in the case of the delivery of common stock to the Consultant, Consultant shall be entitled to receive a cash benefit equal to the value of the common stock that would have been tendered had such a provision not been illegal or unenforceable.

9.5. Entire Agreement.  This instrument constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, among them with respect to the subject matter hereof.  This Agreement may be modified only by a written instrument signed by the parties.

9.6. Arbitration.  Any dispute or other disagreement arising from or out of this Agreement shall be submitted to arbitration under the rules of the American Arbitration Association and the decision of the arbiter(s) shall be enforceable in any court having jurisdiction thereof. Arbitration shall occur only in Los Angeles County, California.  The interpretation and the enforcement of this Agreement shall be governed by California law as applied to residents of the State of California relating to contracts executed in and to be performed solely within the State of California.

9.7. Governing Law.  The subject matter of this Agreement shall be governed by and construed in accordance with the laws of the State of California (without reference to its choice of law principles), and to the exclusion of the law of any other forum, without regard to the jurisdiction in which any action or special proceeding may be instituted. EACH PARTY HERETO AGREES TO SUBMIT TO THE PERSONAL JURISDICTION AND VENUE OF THE STATE AND/OR FEDERAL COURTS LOCATED IN THE COUNTY OF LOS ANGELES, CALIFORNIA FOR RESOLUTION OF ALL DISPUTES ARISING OUT OF, IN CONNECTION WITH, OR BY REASON OF THE INTERPRETATION, CONSTRUCTION, AND ENFORCEMENT OF THIS AGREEMENT, AND HEREBY WAIVES THE CLAIM OR DEFENSE THEREIN THAT SUCH COURTS CONSTITUTE AN INCONVENIENT FORUM. AS A MATERIAL INDUCEMENT FOR THIS AGREEMENT, EACH PARTY SPECIFICALLY WAIVES THE RIGHT TO TRIAL BY JURY OF ANY ISSUES SO TRIABLE.  If it becomes necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, the prevailing party shall be awarded reasonable attorneys fees, expenses and costs.

9.8. Counterparts.  This Agreement may be executed in counterparts each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.  Delivery of executed copies of this Agreement by telecopier will constitute proper delivery, provided that originally executed counterparts are delivered to the parties within a reasonable time thereafter.  In the event that any signature is delivered by facsimile transmission or electronic portable document format such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic portable document format signature page were an original thereof.

9.9. Joint Drafting. This Agreement shall be deemed to have been drafted jointly by the Parties hereto, and no inference or interpretation against any one party shall be made solely by virtue of such party allegedly having been the draftsperson of this Agreement.  The parties have each conducted sufficient and appropriate due diligence with respect to the facts and circumstances surrounding and related to this Agreement. The parties expressly disclaim all reliance upon, and prospectively waive any fraud, misrepresentation, negligence or other claim based on information supplied by the other party, in any way relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

CHINA SUN GROUP HIGH-TECH CO., a Delaware corporation
By:	/s/ Bin Wang	/s/ Sasan S. Toghraie
	Bin Wang, Chief Executive Officer	Sasan S. Toghraie

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